Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

Announcement to the Market

Trading of Own Shares for Treasury

Month: October 2016

1.	We inform the capital market agents that, during October 2016 (a), Itaú Unibanco did not trade in its own shares for treasury stock.

2.	As a reminder, in 2016, until October, we acquired 7,990,000 preferred shares (b), and the average acquisition price was R$25.06 per share.

3.	Considering the 10% bonus shares which “ex” date was October 18th, 2016, the average acquisition price adjusted up to October 2016 was R$ 22.78 and the amount repurchased reached 8,789,000 shares.

4.	Historical information is available on the organization's Investor Relations website (www.itau.com.br/investor-relations).

São Paulo-SP, November 1st, 2016.

MARCELO KOPEL

Investor Relations Officer

(a)	According to the Material Fact published on 02/02/2016, possible acquisitions refer to the buyback program approved by the Board of Directors renewed the limit for purchases of up to 10.0 million common shares and 50.0 million preferred of own shares for the period from 02.03.2016 to 08.02.2017;

(b)	Repurchase values includes settlement, brokerage and trading fees.